SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR

RESIDENTS OF THE COMMONWEALTH

OF PUERTO RICO

Date:  June 27, 2007

By

   /s/  Pamela N. Hootkin

Pamela N. Hootkin, Member of

Administrative Committee

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Financial Statements

Years ended December 31, 2006 and 2005

Contents

Page

Report of Independent Registered Public Accounting Firm

F-1

Financial Statements

Statements of Net Assets Available for Benefits

F-2

Statements of Changes in Net Assets Available for Benefits

F-3

Notes to Financial Statements

F-4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End

F-12

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ SPIELMAN KOENIGSBERG & PARKER, LLP

June 22, 2007

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005

Assets

Investments, at fair value:
Investments held by Nationwide Trust Company:
Cash	$ 38
Stable Value Funds	63,168
Mutual Funds	42,069
Phillips-Van Heusen Stock Fund	43,297
Investments held by Wells Fargo Bank:
Stable Return Fund		$ 31,370
Mutual Funds		34,116
Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust		28,558
Participant Loan Receivable	8,894	10,081
Contribution Receivable	1,125	1,168
Loan Interest Receivable	27	-

Total Assets	158,618	105,293

Net assets available for benefits	$158,618	$105,293

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF CHANGES IN NET

ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2006 and 2005

	2006	2005

Additions

Contributions:
Employer, net of forfeitures	$ 11,584	$ 6,554
Employees	20,487	13,862
Interest and investment income	2,412	672
Loan interest	737	385

Total additions	35,220	21,473

Deductions

Payments to participants	1,529	4,623

Total deductions	1,529	4,623

Net realized and unrealized appreciation
of investments	19,634	6,331

Net increase in net assets available for benefits	53,325	23,181

Net assets available for benefits at beginning of year	105,293	82,112

Net assets available for benefits at end of year	$158,618	$105,293

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Change in Trustee and Recordkeeper

Effective November 3, 2006, the Plan’s Trustee changed from Wells Fargo Bank (the “Predecessor Trustee”) to Nationwide Trust Company (the “Trustee” or “Successor Trustee”), and the Plan’s “Recordkeeper” changed from Wells Fargo Retirement Plan Solutions to The 401(k) Company.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  The Plan was one of three plans participating in the Master Trust through November 2, 2006.  Effective November 3, 2006, with the change in Recordkeeper and Trustee, the assets of the Plan were transferred out of the Master Trust.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers who are residents of the Commonwealth of Puerto Rico who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, limited to $8,000 per annum in 2006 and 2005, respectively.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

At December 31, 2006, participant loans outstanding totaled $8,894, with maturity dates through 2016 at interest rates ranging from 5% to 9%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.

Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust held the investments in the PVH Stock Fund through November 2, 2006.  The Plan shared in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.

Transactions with Parties-in-Interest

The Plan invests in common shares of Phillips-Van Heusen stock, which qualifies as a related party transaction.  For the period from January 1, 2006 through November 2, 2006, and for the year ended December 31, 2005, the Plan was part of the Master Trust.  For the period from January 1, 2006 through November 2, 2006, the Master Trust purchased 16,506 shares and sold 111,121 shares of the Company’s common stock.  The Master Trust received $104,674 as dividends during this period.  For the year ended December 31, 2005, the Master Trust purchased 47,988 shares and sold 160,053 shares of the Company’s common stock.  The Master Trust received $153,906 in 2005 from the Company as payment of dividends on its common stock.

On November 3, 2006, the Plan left the Master Trust.  For the period from    November 3, 2006 through December 31, 2006, the Plan purchased 32 shares and sold 26 shares of the Company’s common stock.  The Plan received $33 as dividends on the Company’s common stock during this period.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

4.

Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized
	Appreciation (Depreciation)
	in Fair Value of Investments

	2006	2005

Common stock – PVH Stock Fund	$ 5,619	$ 18,698
Shares of registered investment companies	14,015	(12,367)

	$19,634	$ 6,331

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2006	2005

Investment in Phillips-Van Heusen
Stock Fund	$ 43,297	$ 28,558
Bond Fund of America	14,990	*
Dodge & Cox Balanced	12,170	9,205
Dreyfus Appreciation	*	7,070
SEI Stable Asset Fund	61,523	*
Wells Fargo Advantage Total Return
Bond (Adm)	*	9,005
Wells Fargo Stable Return Fund (S)	*	31,370
Wells Fargo S&P 500 Index Fund (G)	*	3,598
Shares of registered companies representing
less than 5%	16,554	8,836

* Investments not offered at the end of the Plan year.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

5.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter and a new determination letter will be applied for.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

EIN:13-1166910

Plan No: 014

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END

December 31, 2006

Identity of Holder	Description of Invesment	Current Value

Nationwide Trust Company	Cash	$ 38
Nationwide Trust Company	Am Beacon Large Cap Value Fund;
	184.8920 shares	4,212
Nationwide Trust Company	Bond Fund of America; 1,125.3370 shares	14,990
Nationwide Trust Company	Cash Management Trust of America;
	1,645.25 shares	1,645
Nationwide Trust Company	Dodge & Cox Balanced Fund; 139.7600 shares	12,170
Nationwide Trust Company	Growth Fund of America Fund; 122.0850 shares	3,987
Nationwide Trust Company	Lazard Funds Emerging Markets; 0.0560 shares	1
Nationwide Trust Company	Phoenix Real Estate Securities Fund; 0.0300 shares	1
Nationwide Trust Company	SEI Stable Asset Fund; 61,522.69 shares	61,523
Nationwide Trust Company	State Street Bank S&P 500 Index Fund;
	80.4550 shares	3,035
Nationwide Trust Company	Thornburg International Value Fund;
	89.1720 shares	2,587
Nationwide Trust Company	Wells Fargo Small Cap Value Fund;
	34.8890 shares	1,086
Nationwide Trust Company	Investment in Phillips-Van Heusen
	Stock Fund; 863.000 units	43,297

Total investments held
by Nationwide Trust Company, FSB		$148,572

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors